Dreyfus
Money Market
Instruments, Inc.

SEMIANNUAL REPORT June 30, 2008



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 A Letter from the CEO

3 Discussion of Fund Performance

6 Understanding Your Fund's Expenses

6 Comparing Your Fund's Expenses
   With Those of Other Funds

7 Statement of Investments

13 Statement of Assets and Liabilities

14 Statement of Operations

15 Statement of Changes in Net Assets

16 Financial Highlights

18 Notes to Financial Statements

26 Information About the Review
    and Approval of the Fund's
    Management Agreement

FOR MORE INFORMATION

Back Cover

Dreyfus Money Market
Instruments, Inc.

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Money Market Instruments, Inc., covering the six-month period from January 1, 2008, through June 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, the Federal Reserve Board's accommodative monetary policy and innovative measures to inject liquidity into the banking system have helped to mitigate some of the market instability directly caused by the ongoing credit situation. But a degree of economic uncertainty still remains throughout other long-term asset classes, and the result has been record asset flows into the money markets from investors seeking a relatively safe haven.

While the FOMC continued to reduce the overnight rate through to its meeting on April 30, it maintained the current level of 2% at its latest meeting on June 25. Statements from that meeting suggested that it intends on remaining in a holding pattern in an attempt to help alleviate inflationary pressure. So now, money market asset managers continue to monitor future economic data and the federal futures markets for indications of what to expect with regards to current yields and interest rates. In times like these, your financial advisor can help you assess current risks and your need for liquidity, and take advantage of potential long-term opportunities in other asset classes, given your individual needs and financial goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
July 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by Bernard W. Kiernan, Jr., Senior Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended June 30, 2008, Dreyfus Money Market Instruments' Money Market Series produced an annualized yield of 3.27%, and its Government Securities Series produced an annualized yield of 1.90%. Taking into account the effects of compounding, the fund's Money Market Series and Government Securities Series also produced annualized effective yields of 3.32% and 1.91%, respectively.[1]

Money market yields declined over much of the reporting period as the Federal Reserve Board (the "Fed") continued to reduce short-term interest rates in an attempt to stimulate U.S. economic growth.

The Fund's Investment Approach

Each Series seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund's Money Market Series invests in a diversified portfolio of high-quality, short-term debt securities, including securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks, or their subsidiaries or branches, repurchase agreements, including tri-party repurchase agreements, asset-backed securities, domestic and dollar-denominated foreign commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest, and dollar-denominated obligations issued or guaranteed by foreign governments or any of their political subdivisions or agencies. Normally the Money Market Series invests at least 25% of its total assets in domestic or dollar-denominated foreign bank obligations.

The fund's Government Securities Series invests only in short-term securities issued or guaranteed as to principal and interest by the U.S.

government and repurchase agreements, including tri-party repurchase agreements.

The Fed Addressed an Economic Slump and Credit Crisis

Turmoil in the sub-prime mortgage market, slumping U.S. housing markets and resurgent energy prices already had led to economic concerns by the start of 2008, causing investors to reassess their attitudes toward risk. The resulting tightness in credit markets and heavy sub-prime related losses among global financial institutions prompted the Fed to reduce short-term interest rates. As a result, 2008 began with an overnight federal funds rate of 4.25%, down from 5.25% a few months earlier.

The economy continued to show signs of weakness in January, including the first monthly job losses in more than four years. Congress passed legislation to stimulate the economy, and the Fed reduced the federal funds rate by 125 basis points, to 3.00%, in two separate moves. However, more job losses were reported in February, and pressures on U.S. financial institutions remained intense.

In March, non-farm payrolls shrank by another 80,000 jobs, and the unemployment rate climbed from 4.80% to 5.10%. The Fed continued to take aggressive policy action, reducing the federal funds rate to 2.25%. In addition, the Fed announced an expansion of its Term Securities Lending Facility, making $200 billion of Treasury securities available to Wall Street firms in an unprecedented program that allowed borrowers to use certain mortgage-backed securities as collateral. The first quarter ended with a GDP growth rate of 1.00%.

More job losses followed in April, and the Fed continued to reduce the federal funds rate, driving the overnight rate to 2.00%. However, inflation accelerated along with energy and food prices, and businesses attempted to pass along higher costs to their customers. As inflationary pressures intensified, some analysts forecast that the Fed's next move would be toward higher short-term interest rates.

Economic data in May was mixed. On one hand, the U.S. economy lost an additional 49,000 jobs, the unemployment rate jumped to

5.50% and the average cost of gasoline in the United States surpassed $4.00 per gallon. On the other hand, retail sales improved by 1.00%, suggesting that tax rebate checks might be having the desired effect of boosting consumer spending.

June proved to be a difficult month for the U.S. economy and financial markets. Reports of 62,000 additional job losses and revelations of new sub-prime related write-downs by major banks sparked renewed volatility in the stock and bond markets and largely dashed expectations of a rate hike over the foreseeable future. For its part, the Fed left the federal funds rate unchanged at 2.00% in late June, citing uncertainty about the inflation outlook.

Longer Maturities Captured Higher Yields

As the credit crisis unfolded and the Fed cut short-term interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Moreover, demand for money market instruments surged from investors engaged in a "flight to quality." In this environment, we maintained each Series' weighted average maturity in a position we considered longer than industry averages.

At this uncertain juncture, the Fed and market participants will be closely watching economic data for signs of renewed strength and a moderation of inflation. The fund continues to monitor developments and stands ready to make adjustments in its portfolio as it deems appropriate.

July 15, 2008

An investment in either Series is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in either Series.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yields provided for the fund's Money Market Series and Government Securities Series reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Money Market Series and Government Series annualized yields would have been 3.13% and 1.79%, respectively, and the annualized effective yields would have been 3.18% and 1.80%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Money Market Instruments, Inc. from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2008

	Money Market Series	Government Securities Series
Expenses paid per $1,000†	$ 2.76	$ 2.90
Ending value (after expenses)	$1,016.30	$1,009.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

	Money Market Series	Government Securities Series
Expenses paid per $1,000†	$ 2.77	$ 2.92
Ending value (after expenses)	$1,022.13	$1,021.98

† *Expenses are equal to the fund's annualized expense ratio of .55% for Money Market Series and .58% for Government Securities Series; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

MONEY MARKET SERIES

June 30, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit—47.6%	Principal Amount ($)	Value ($)
Allied Irish Banks PLC (Yankee) 2.90%, 12/5/08	25,000,000	25,002,149
American Express Company 3.05%, 8/25/08	25,000,000	25,000,000
Banco Bilbao Vizcaya Argentaria Puerto Rico (Yankee) 2.80%, 11/17/08	50,000,000	50,000,000
Bank of Ireland (Yankee) 2.90%–3.02%, 8/28/08–12/5/08	75,000,000 [a]	75,001,074
Bank of Scotland PLC 2.80%, 10/14/08	50,000,000	50,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee) 2.75%, 8/11/08	29,000,000	29,000,000
Barclays Bank PLC (Yankee) 2.55%–3.73%, 7/14/08–12/29/08	40,000,000	40,001,699
Branch Banking & Trust Co. 2.88%, 11/5/08	75,000,000	75,000,000
Calyon (Yankee) 2.75%, 10/6/08	10,000,000	10,000,000
Canadian Imperial Bank of Commerce (Yankee) 3.09%, 10/23/08	50,000,000	50,000,000
Comerica Inc. 4.32%, 7/8/08	65,000,000	65,000,000
Credit Agricole (London) 3.70%, 7/17/08	30,000,000	30,000,000
DEPFA BANK PLC (Yankee) 2.65%, 8/22/08	75,000,000 [a]	75,000,000
Fortis Bank (Yankee) 2.50%, 12/23/08	30,000,000	30,000,000
Natixis (Yankee) 2.90%, 12/5/08	75,000,000	75,003,223
Royal Bank of Scotland PLC (Yankee) 3.76%, 7/22/08	50,000,000	50,000,000
State Street Bank and Trust Co., Boston, MA 3.00%, 10/20/08	25,000,000	25,000,000
Swedbank (ForeningsSparbanken AB) (Yankee) 2.78%, 10/17/08	50,000,000	50,002,219
Wilmington Trust Co., DE 2.78%, 8/8/08	45,000,000	45,000,000
Total Negotiable Bank Certificates of Deposit (cost $874,010,364)		**874,010,364**

Commercial Paper–39.8%	Principal Amount ($)	Value ($)
Allied Irish Banks N.A. Inc. 2.71%, 9/29/08	10,000,000	9,933,250
Alpine Securitization Corp. 2.60%, 7/1/08	70,000,000 [a]	70,000,000
Atlantis One Funding Corp. 3.25%, 12/19/08	25,000,000 [a]	24,620,000
Canadian Imperial Holdings 2.79%, 10/9/08	25,000,000	24,809,028
CHARTA LLC 2.96%, 8/12/08	25,000,000 [a]	24,914,833
CIESCO LLC 2.62%, 8/28/08	25,000,000 [a]	24,895,278
Citigroup Funding Inc. 2.83%–3.22%, 8/26/08–10/7/08	65,000,000	64,572,922
Commerzbank U.S. Finance Inc. 3.22%, 12/17/08	75,000,000	73,883,896
DnB NOR Bank ASA 2.67%–2.94%, 8/13/08–9/18/08	54,500,000	54,242,499
Fairway Finance Company LLC 2.82%, 7/14/08	50,000,000 [a]	49,949,444
FCAR Owner Trust, Ser. I 3.17%, 7/15/08	25,000,000	24,969,667
Santander Central Hispano Finance (Delaware) Inc. 2.66%, 9/17/08	61,000,000	60,652,402
Skandinaviska Enskilda Banken AB 3.04%, 10/24/08	50,000,000	49,522,431
Societe Generale N.A. Inc. 3.74%, 7/17/08	50,000,000	49,918,444
Three Pillars Funding LLC 2.75%, 7/1/08	50,000,000 [a]	50,000,000
UBS Finance Delaware LLC 2.80%, 10/8/08	75,000,000	74,430,750
Total Commercial Paper (cost $731,314,844)		**731,314,844**

Corporate Notes—2.2%	Principal Amount ($)	Value ($)
General Electric Capital Corp. 2.50%, 7/25/08	25,000,000 [b]	25,000,000
Wells Fargo & Co. 2.51%, 7/4/08	15,000,000 [b]	15,000,000
Total Corporate Notes (cost $40,000,000)		**40,000,000**

Promissory Note—1.4%		
Goldman Sachs Group Inc. 3.00%, 9/12/08 (cost $25,000,000)	25,000,000 [c]	**25,000,000**

Time Deposit—1.5%		
Key Bank U.S.A., N.A. (Grand Cayman) 2.13%, 7/1/08 (cost $28,000,000)	28,000,000	**28,000,000**

Repurchase Agreements—6.5%		
Banc of America Securities LLC 2.65%, dated 6/30/08, due 7/1/08 in the amount of $20,001,472 (fully collateralized by $27,399,617 Corporate Bonds, 4.40%-5.75%, due 5/15/11-1/15/13, value $21,000,001)	20,000,000	20,000,000
Barclays Financial LLC 2.65%, dated 6/30/08, due 7/1/08 in the amount of $30,002,208 (fully collateralized by $28,341,500 U.S. Treasury Bonds, 5%, due 5/15/37, value $30,600,034)	30,000,000	30,000,000
Citigroup Global Markets Holdings Inc. 2.65%, dated 6/30/08, due 7/1/08 in the amount of $20,001,472 (fully collateralized by $27,697,305 Corporate Bonds, 5.38%-21.37%, due 5/15/10-6/10/35, value $20,976,792)	20,000,000	20,000,000

Repurchase Agreements (continued)	Principal Amount ($)	Value ($)
HSBC USA Inc.		
2.60%, dated 6/30/08, due 7/1/08 in		
the amount of $50,003,611 (fully collateralized		
by $51,200,000 Corporate Bonds, 6.25%-10.13%,		
due 11/15/11-1/15/37, value $52,500,337)	50,000,000	50,000,000
Total Repurchase Agreements		
(cost $120,000,000)		**120,000,000**

Total Investments (cost $1,818,325,208)	**99.0%**	**1,818,325,208**
Cash and Receivables (Net)	**1.0%**	**19,091,160**
Net Assets	**100.0%**	**1,837,416,368**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2008, these securities amounted to $394,380,629 or 21.5% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 6/17/08 at a cost of $25,000,000. At June 30, 2008, the aggregate value of this security was $25,000,000 representing 1.4% of net assets and is valued at cost.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Banking	82.9	Asset-Backed/Single Seller	1.4
Repurchase Agreements	6.5	Brokerage Firms	1.4
Asset-Backed/		Finance	1.4
Multi-Seller Programs	5.4		**99.0**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF INVESTMENTS

GOVERNMENT SECURITIES SERIES

June 30, 2008 (Unaudited)

U.S. Treasury Bills−28.7%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
7/3/08	.30	50,000,000	49,999,167
12/26/08	2.08	75,000,000	74,237,937
Total U.S. Treasury Bills (cost $124,237,104)			**124,237,104**

Repurchase Agreements−71.6%			
Credit Suisse (USA) Inc. dated 6/30/08, due 7/1/08 in the amount of $61,003,813 (fully collateralized by $94,961,881 Government National Mortgage Association, 5.50%-6%, due 4/15/33-6/20/38, value $62,221,683)	2.25	61,000,000	61,000,000
Goldman, Sachs & Co. dated 6/30/08, due 7/1/08 in the amount of $7,000,243 (fully collateralized by $5,041,800 U.S. Treasury Bonds, 8.75%, due 5/15/20, value $7,140,033)	1.25	7,000,000	7,000,000
J.P. Morgan Chase & Co. dated 6/30/08, due 7/1/08 in the amount of $61,003,643 (fully collateralized by $91,401,509 Government National Mortgage Association, 5.50%-6%, due 7/20/28-6/15/38, value $62,222,194)	2.15	61,000,000	61,000,000
Lehman Brothers Inc. dated 6/30/08, due 7/1/08 in the amount of $59,001,639 (fully collateralized by $60,810,000 U.S. Treasury Bills, due 12/26/08, value $60,182,444)	1.00	59,000,000	59,000,000
Merrill Lynch & Co. Inc. dated 6/30/08, due 7/1/08 in the amount of $61,003,389 (fully collateralized by $83,910,000 Government National Mortgage Association, 5%-5.50%, due 3/15/35-3/15/36, value $62,222,500)	2.00	61,000,000	61,000,000

Repurchase Agreements (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
UBS Securities LLC dated 6/30/08, due 7/1/08 in the amount of $60,002,833 (fully collateralized by $45,080,000 U.S. Treasury Bonds, 8.75%, due 5/15/17, value $61,203,197)	1.70	60,000,000	60,000,000
Total Repurchase Agreements (cost $309,000,000)			**309,000,000**
Total Investments (cost $433,237,104)		**100.3%**	**433,237,104**
Liabilities, Less Cash and Receivables		**(.3%)**	**(1,090,122)**
Net Assets		**100.0%**	**432,146,982**

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Repurchase Agreements	71.6	U.S. Treasury Bills	28.7
			100.3

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Money Market Series	Government Securities Series
Assets ($):		
Investments in securities–See Statement of Investments (including repurchase agreements of $309,000,000 for the Government Securities Series)–Note 2(b)	1,818,325,208	433,237,104
Cash	13,103,154	–
Interest receivable	7,069,377	15,560
Prepaid expenses	95,719	86,519
	1,838,593,458	**433,339,183**
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)	653,436	192,929
Cash overdraft due to Custodian	–	217,052
Payable for shares of Common Stock redeemed	72,339	694,045
Accrued expenses	451,315	88,175
	1,177,090	**1,192,201**
Net Assets ($)	**1,837,416,368**	**432,146,982**
Composition of Net Assets ($):		
Paid-in capital	1,837,416,337	432,144,204
Accumulated net realized gain (loss) on investments	31	2,778
Net Assets ($)	**1,837,416,368**	**432,146,982**

Net Asset Value Per Share

	Money Market Series	Government Securities Series
Net Assets ($)	1,837,416,368	432,146,982
Shares Outstanding	1,837,399,836	432,144,204
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

	Money Market Series	Government Securities Series
Investment Income ($):		
Interest Income	**33,816,116**	**5,149,694**
Expenses–Note 2(c):		
Management fee–Note 3(a)	4,431,254	1,059,396
Shareholder servicing costs–Note 3(b)	1,294,214	218,346
Prospectus and shareholders' reports	102,598	38,044
Custodian fees–Note 3(b)	92,168	52,193
Registration fees	71,908	41,156
Directors' fees and expenses–Note 3(c)	66,506	15,312
Professional fees	31,490	23,528
Miscellaneous	13,126	7,787
Total Expenses	**6,103,264**	**1,455,762**
Less–reduction in management fee due to undertakings–Note 3(a)	(1,227,797)	(224,611)
Less–reduction in fees due to earnings credits–Note 2(b)	(5,786)	(5,088)
Net Expenses	**4,869,681**	**1,226,063**
Investment Income–Net	**28,946,435**	**3,923,631**
Net Realized Gain (Loss) on Investments–Note 2(b) ($)	**15,499**	**–**
Net Increase in Net Assets Resulting from Operations	**28,961,934**	**3,923,631**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Money Market Series		Government Securities Series	
	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Operations ($):				
Investment income–net	28,946,435	44,857,461	3,923,631	12,718,557
Net realized gain (loss) on investments	15,499	1,613	–	2,778
Net Increase (Decrease) in Net Assets Resulting from Operations	**28,961,934**	**44,859,074**	**3,923,631**	**12,721,335**
Dividends to Shareholders from ($):				
Investment income–net	**(28,946,435)**	**(44,857,461)**	**(3,923,631)**	**(12,718,557)**
Capital Stock Transactions ($1.00 per share):				
Net proceeds from shares sold	650,493,882	1,520,651,757	319,298,240	435,152,145
Dividends reinvested	530,769	1,367,166	1,058,326	5,475,690
Cost of shares redeemed	(397,845,464)	(547,970,486)	(261,290,781)	(335,105,540)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**253,179,187**	**974,048,437**	**59,065,785**	**105,522,295**
Total Increase (Decrease) in Net Assets	**253,194,686**	**974,050,050**	**59,065,785**	**105,525,073**
Net Assets ($):				
Beginning of Period	1,584,221,682	610,171,632	373,081,197	267,556,124
End of Period	**1,837,416,368**	**1,584,221,682**	**432,146,982**	**373,081,197**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Money Market Series

The following tables describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.016	.047	.045	.026	.007	.005
Distributions:						
Dividends from investment income−net	(.016)	(.047)	(.045)	(.026)	(.007)	(.005)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.29[a]	4.85	4.61	2.65	.66	.48
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.69[a]	.67	.74	.79	.75	.79
Ratio of net expenses to average net assets	.55[a]	.55	.55	.63	.75	.79
Ratio of net investment income to average net assets	3.27[a]	4.71	4.57	2.62	.65	.48
Net Assets, end of period ($ x 1,000)	1,837,416	1,584,222	610,172	341,259	323,289	271,012

[a] Annualized.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Government Securities Series

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income–net	.009	.044	.043	.025	.006	.005
Distributions:						
Dividends from investment income–net	(.009)	(.044)	(.043)	(.025)	(.006)	(.005)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.90[a]	4.47	4.43	2.48	.57	.46
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.69[a]	.72	.74	.73	.73	.72
Ratio of net expenses to average net assets	.58[a]	.57	.58	.63	.73[b]	.72
Ratio of net investment income to average net assets	1.85[a]	4.36	4.35	2.44	.56	.46
Net Assets, end of period ($ x 1,000)	432,147	373,081	267,556	259,029	269,108	285,688

[a] *Annualized.*
[b] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1—General:

Dreyfus Money Market Instruments, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company issuing two series: the Money Market Series and the Government Securities Series. The fund accounts separately for the assets, liabilities and operations of each series. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, served as the distributor of the fund's shares, which are sold to the public without a sales charge. The fund is authorized to issue 5 billion shares of $.001 par value Common Stock for the Money Market Series and 10 billion shares of $.001 par value Common Stock for the Government Securities Series.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for each series; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00 for each series.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

    Level 1—quoted prices in active markets for identical securities.

    Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

    Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Act. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of June 30, 2008 in valuing the Money Market Series fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1–Quoted Prices	0
Level 2–Other Significant Observable Inputs	1,818,325,208
Level 3–Significant Unobservable Inputs	0
Total	**1,818,325,208**

The following is a summary of the inputs used as of June 30, 2008 in valuing the Government Securities Series fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1–Quoted Prices	0
Level 2–Other Significant Observable Inputs	433,237,104
Level 3–Significant Unobservable Inputs	0
Total	**433,237,104**

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

(c) Expenses: Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated between them on a pro rata basis.

(d) Dividends to shareholders: It is the policy of the fund, with respect to both series, to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gains, if any, with respect to both series, are normally declared and paid annually, but each series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). However, to the extent that a net realized capital gains of either series can be reduced by a capital loss carryover of that series, such gains will not be distributed.

(e) Federal income taxes: It is the policy of each series to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal tax purposes, each series is treated as a separate entity for the purposes of determining such qualification.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

Money Market Series has an unused capital loss carryover of $15,468 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $9,518 of the carryover expires in fiscal 2008 and $5,950 expires in fiscal 2010.

The tax characters of distributions for Money Market Series and Government Securities Series paid to shareholders during the fiscal year ended December 31, 2007 were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee for each series is computed at the annual rate of .50% of the value of the average daily net assets of each series and is payable monthly. The Manager had undertaken from January 1, 2008 through June 30, 2008, to reduce the management fee paid by each series, if the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .55% for Money Market Series and .58% for Government Securities Series of the value of each series' average daily net assets. The reduction in management fee, for Money Market Series pursuant to the undertaking, amounted to $1,227,797 during the period ended June 30, 2008. The reduction in management fee, for Government Securities Series pursuant to the undertaking, amounted to $224,611 during the period ended June 30, 2008.

(b) Under the Shareholder Services Plan, each series reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of each series' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2008, the Money Market Series and the Government Securities Series were charged $272,221 and $66,384, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2008, the Money Market Series and the Government Securities Series, were charged $13,674 and $28,142, respectively, pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the Money Market Series and the Government Securities Series, were charged $1,089 and $2,252, respectively, pursuant to the cash management agreement.

The fund compensates The Bank of New York under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2008, the Money Market Series and the Government Securities Series, were charged $92,168 and $52,193, respectively, pursuant to the custody agreement

During the period ended June 30, 2008, each series was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities for the Money Market Series consist of: management fees $742,039, chief compliance officer fees $2,820, custodian fees $53,821 and transfer agency per account fees $4,754, which are offset against an expense reimbursement currently in effect in the amount of $149,998.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities for the Government Securities Series consist of: management fees $182,680, chief compliance officer fees $2,820, custodian fees $35,891 and transfer agency per account fees $9,941, which are offset against an expense reimbursement currently in effect in the amount of $38,403.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

<u>Money Market Series</u>

At a meeting of the fund's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all retail money market funds, and a Performance Group, consisting of comparable retail money market funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of all retail money market funds, and an Expense Group, consisting comparable retail money market funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's average annual total return ranked in the second quartile of its Performance Group, and first quartile of its Performance Universe, for the one-, two-, and three- year periods ended January 31, 2008.

In its review of the fund's management fee and operating expenses, the Board noted, among other things, that due to fee waivers in place during the period, the fund's actual management fee and expense ratio each ranked in the second quartile of the Expense Group and Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Funds"). Dreyfus's representatives also reviewed the costs

associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that the differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services. The Board noted the fee waiver and expense reimbursement arrangements in place for the fund. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board generally was satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Government Securities Series

At a meeting of the fund's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

<u>Analysis of Nature, Extent and Quality of Services Provided to the
Fund.</u> The Board members received a presentation from representatives
of Dreyfus regarding services provided to the fund and other funds in
the Dreyfus fund complex, and discussed the nature, extent and quality
of the services provided to the fund pursuant to its Management
Agreement. Dreyfus's representatives reviewed the fund's distribution of
accounts and the relationships Dreyfus has with various intermediaries
and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods
of distribution among other funds in the Dreyfus fund complex, and
Dreyfus's corresponding need for broad, deep, and diverse resources to
be able to provide ongoing shareholder services to each distribution
channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio
management capabilities and Dreyfus's oversight of day-to-day fund
operations, including fund accounting and administration and assistance
in meeting legal and regulatory requirements. The Board members also
considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee
and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis
on comparative data supplied by Lipper, Inc., an independent provider
of mutual fund data, including contractual and actual (net of fee waivers
and expense reimbursements) management fees, operating expense
components and total return performance. The fund's performance was
compared to that of a Performance Universe, consisting of all retail U.S.
Treasury money market funds, and a Performance Group, consisting of
comparable retail U.S. Treasury money market funds chosen by Lipper
based on guidelines previously approved by the Board. Similarly, the
fund's contractual and actual management fee and operating expenses

were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b 1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's average annual total return ranked in the first quartile of its Performance Group and Performance Universe for the one-, three- and five-year periods ended January 31, 2008.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the fund's actual management fee and total expenses ranked in the first quartile of the Expense Group (the first quartile consists of funds with the lowest fees) and in the third and second quartiles, respectively, of the Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Funds"). Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that the differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services, and that a discussion of economies of scale is predicated on a fund having achieved a substantial size which the fund has not yet achieved. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the fund and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

• The Board generally was satisfied with the fund's performance.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus
Money Market
Instruments, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Government Securities Series: DMMXX   Money Market Series: DMIXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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